UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. ❑) *

Birner Dental Management Services, Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

091283200
(CUSIP Number)

Michael J. Corbett
300 South Wacker Drive, Suite 2880
Chicago, IL  60606
(312) 669-1650
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -

Phillip M. Goldberg Foley & Lardner LLP 321 North Clark Street Suite 2800 Chicago, IL 60654-5313 (312) 832-4549	Peter D. Fetzer Foley & Larder LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

May 23, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

Perritt Capital Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
48,500

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
48,500

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
48,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.6%

14	TYPE OF REPORTING PERSON
IA

1	NAME OF REPORTING PERSON

Perritt Funds, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
48,500

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
48,500

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
48,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.6%

14	TYPE OF REPORTING PERSON
IV

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, no par value per share (the “Shares” or the “Common Stock”), of Birner Dental Management Services, Inc. (the “Company”). The address of the principal executive offices of the Company is 1777 South Harrison Street, Suite 1400, Denver, Colorado 80210.

Item 2. Identity and Background.

The persons filing this Schedule 13D are (each a “Reporting Person” and, collectively, the “Reporting Persons”): (a) Perritt Capital Management, Inc., an Illinois corporation and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940; and (b) Perritt Funds, Inc., a Maryland corporation and an investment company registered under the Investment Company Act of 1940, on behalf of its series, the Perritt MicroCap Opportunities Fund, the Perritt Ultra MicroCap Fund and the Perritt Low Priced Stock Fund.  Attached as Exhibit 1 hereto, which is incorporated by reference herein, is an agreement between Perritt Capital Management, Inc. and Perritt Funds, Inc. that this Schedule 13D is filed on behalf of each of them.

As a result of certain relationships with Mark A. Birner, DDS, Lee Schlessman and Elizabeth Genty (the “Other Parties”), the Reporting Persons may be deemed to be members of a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) with the Other Parties.  While certain relationships exist between the parties, the Reporting Persons have not agreed with the Other Parties to act together for the purpose of acquiring, holding, voting or disposing of any equity securities of the Company.

The principal business address of the Reporting Persons is 300 South Wacker Drive, Suite 2880, Chicago, IL  60606.

No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Perritt Capital Management, Inc. purchased 48,500 Shares on behalf of Perritt Funds, Inc. for approximately $870,000, purchased with working capital.

Item 4. Purpose of Transaction.

All of the Shares were acquired by the Reporting Persons for investment purposes.  Other than as set forth in this Schedule 13D or, as applicable, the Schedule 13D of the Other Parties, the Reporting Persons have no present plans, and are not aware of plans, which would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure;

(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

All of the shares of Common Stock reported herein were acquired for investment purposes, and were acquired without the purpose or effect of changing or influencing control of the Company.  The Reporting Persons review on a continuing basis the investment in the Company.  Based on such review and depending on the price and availability of the Company’s securities, the Reporting Persons may acquire, or cause to be acquired, additional securities of the Company, in the open market or otherwise, dispose of, or cause to be disposed of, securities of the Company, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general investment and policies of the Reporting Persons, the Company s business, financial condition and operating results, general market and industry conditions or other factors.

The Reporting Persons reserve the right from time to time to formulate plans and proposals regarding the Company or any of its securities, and to carry out any of the actions or transactions in connection therewith. The Reporting Persons may in the future acquire additional Common Stock or other securities of the Company in the open market, in privately negotiated purchases or otherwise and may also, depending on the current circumstances, dispose of all or a portion of the Common Stock beneficially owned by them in one or more transactions.

Item 5. Interest in Securities of the Issuer.

Perritt Capital Management, Inc., as the investment adviser to the series of Perritt Funds, Inc., purchased 48,500 Shares on behalf of Perritt Funds, Inc.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

With respect to the series of the Perritt Funds, Inc., Perritt Capital Management, Inc. is entitled to a management fee based upon a percentage of the assets under management.  Other than the foregoing arrangement and relationship and the Joint Filing Agreement filed as Exhibit 1 to this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and between Perritt Capital Management, Inc. and Perritt Funds, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:            May 25, 2016

PERRITT CAPITAL MANAGEMENT, INC. By: /s/ Lynn E. Burmeister Lynn E. Burmeister Chief Compliance Officer
PERRITT FUNDS, INC. By: /s/ Lynn E. Burmeister Lynn E. Burmeister Chief Compliance Officer and Secretary

Signature Page